Exhibit 34.3

Report of Independent Registered Public Accounting Firm

First Data Resources, LLC and REMITCO, LLC

We have examined management's assertion, included in the accompanying Report of Management on Assessment of Compliance with the Securities and Exchange Commission Regulation AB Servicing Criteria, that First Data Resources LLC, and its affiliate, REMITCO LLC (jointly, "First Data" or the "Company") complied with the servicing criteria set forth in Item 1122(d)(2)(i) for the remittance processing services First Data provides in connection with loan and/or receivables portfolios that include pool assets for asset backed securities issued by Barclays Dryrock Issuance Trust that were processed at the First Data Newark and Monterey Park facilities (the "Platform"), such services being limited to the opening, listing, and depositing of remittance payments mailed to post office boxes serviced by First Data pursuant to the agreements between First Data and Wells Fargo Bank, N.A. and between Wells Fargo Bank, N.A. and Barclays Bank Delaware, for the period January 1,2018 through August 15,2018. Management is responsible for the Company's compliance with those servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the servicing criteria based on our examination. The Company has determined the remainder of the servicing criteria set forth in Items 1122(d)(1)(i)-(v), 1122 (d)(2)(ii)-(vii), 1122(d)(3)(i)-(iv), and 1122(d)(4)(i)-(xv) are not applicable to the activities it performs with respect to the servicing platform covered by this report.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the individual asset backed transactions and securities that comprise the platform, testing of less than all of the servicing activities related to the Platform and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

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In our opinion, management's assertion that the Company complied with the aforementioned servicing criteria for the period January 1, 2018 through August 15, 2018 for the Platform is fairly stated, in all material respects.

January 18, 2019

A member firm of Ernst & Young Global Limited